FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Year Ended March 31, 2022 (U.S. GAAP)

Date:	April 26, 2022
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the year ended March 31
	2021		2022

	(Millions of yen, except per share data)
		% Change from March 31, 2020		% Change from March 31, 2021
Total revenue	1,617,235	(17.2%)	1,593,999	(1.4%)
Net revenue	1,401,872	8.9%	1,363,890	(2.7%)
Income before income taxes	230,671	(7.1%)	226,623	(1.8%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	153,116	(29.4%)	142,996	(6.6%)
Comprehensive income	149,302	(32.7%)	315,576	111.4%
Basic-Net income attributable to NHI shareholders per share (Yen)	50.11		46.68
Diluted-Net income attributable to NHI shareholders per share (Yen)	48.63		45.23
Return on shareholders’ equity	5.7%		5.1%
Income before income taxes to total assets	0.5%		0.5%
Income before income taxes divided by total revenue	14.3%		14.2%
Equity in earnings of affiliates	(21,274)		32,083

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2021	2022

	(Millions of yen, except per share data)
Total assets	42,516,480	43,412,156
Total equity	2,756,451	2,972,803
Total NHI shareholders’ equity	2,694,938	2,914,605
Total NHI shareholders’ equity as a percentage of total assets	6.3%	6.7%
Total NHI shareholders’ equity per share (Yen)	879.79	965.80
(3) Cash Flows
	For the year ended March 31
	2021	2022

	(Millions of yen)
Net cash provided by (used in) operating activities	665,770	(1,368,710)
Net cash used in investing activities	(139,026)	(45,301)
Net cash provided by (used in) financing activities	(269,927)	1,070,715
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,510,011	3,316,408

2. Cash Dividends

	For the year ended March 31
	2021	2022

	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	20.00	8.00
At December 31	—	—
At March 31	15.00	14.00
For the year	35.00	22.00
Total annual dividends (Millions of yen)	107,116	67,015
Consolidated payout ratio	69.8%	47.1%
Consolidated dividends as a percentage of shareholders’ equity per share	4.0%	2.4%

3. Earnings Forecasts for the year ending March 31, 2023

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Changes in accounting policies

     a)     Changes in accounting policies due to amendments to the accounting standards : None

     b)     Changes in accounting policies due to other than a) : None

(3) Number of shares issued (common stock)

	At March 31
	2021	2022

Number of shares outstanding (including treasury stock)	3,233,562,601	3,233,562,601
Number of treasury stock	170,407,167	215,758,589

	For the year ended March 31
	2021	2022

Average number of shares outstanding	3,055,525,640	3,063,524,091

*This financial summary is not subject to certified public accountant’s or audit firm’s audits

Table of Contents for the Accompanying Materials

1. Overview of Consolidated Operating Results	P. 2

(1) Overview of Consolidated Operating Results	P. 2
(2) Overview of Consolidated Financial Position	P. 4
(3) Overview of Cash Flows	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Considerations in the selection of accounting standards	P. 5

3. Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Consolidated Statements of Changes in Equity	P.10
(5) Consolidated Statements of Cash Flows	P.11
(6) Note with respect to the Assumption as a Going Concern	P.12
(7) Notes to the Consolidated Financial Statements	P.13
(8) Other Financial Information	P.15

4. Other Information	P.17

1.	Overview of Consolidated Operating Results

(1)	Overview of Consolidated Operating Results

Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2021 (A)	March 31, 2022 (B)
Net revenue	1,401.9	1,363.9	(2.7)
Non-interest expenses	1,171.2	1,137.3	(2.9)

Income (loss) before income taxes	230.7	226.6	(1.8)
Income tax expense	70.3	80.1	14.0

Net income (loss)	160.4	146.5	(8.6)

Less: Net income (loss) attributable to noncontrolling interests	7.3	3.5	(51.4)

Net income (loss) attributable to NHI shareholders	153.1	143.0	(6.6)

Return on shareholders’ equity*	5.7%	5.1%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,363.9 billion yen for the fiscal year ended March 31, 2022, a decrease of 2.7% from the previous year. Non-interest expenses decreased by 2.9% from the previous year to 1,137.3 billion yen. Income before income taxes was 226.6 billion yen and net income attributable to NHI shareholders was 143.0 billion yen for the fiscal year ended March 31, 2022. Nomura recognized loss of 65.4 billion yen arising from transactions with a US client at its subsidiaries during the first quarter, part of which is estimated to be recoverable resulting in recognition of profit of 14.7 billion yen in the third and fourth quarters. Nomura also recognized income of approximately 79.0 billion yen from the sale of a part of its shares held in Nomura Research Institute, Ltd. and loss of approximately 62.0 billion yen related to legacy transactions.

    Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2021 (A)	March 31, 2022 (B)
Net revenue	1,390.3	1,358.3	(2.3)
Non-interest expenses	1,171.2	1,137.3	(2.9)

Income (loss) before income taxes	219.1	221.0	0.9

In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2022 was 1,358.3 billion yen, a decrease of 2.3% from the previous year. Non-interest expenses decreased by 2.9% from the previous year to 1,137.3 billion yen. Income before income taxes was 221.0 billion yen for the fiscal year ended March 31, 2022. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

On April 1, 2021, the Investment Management Division was newly established by replacing the Asset Management Division and the Merchant Banking Division. As a result, the prior period amounts have been reclassified to conform to the current year presentation.

    Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2021 (A)	March 31, 2022 (B)
Net revenue	368.8	328.0	(11.1)
Non-interest expenses	276.5	268.7	(2.8)

Income (loss) before income taxes	92.3	59.2	(35.8)

Net revenue decreased by 11.1% from the previous year to 328.0 billion yen. Non-interest expenses decreased by 2.8% to 268.7 billion yen. As a result, income before income taxes decreased by 35.8% to 59.2 billion yen.

    Operating Results of Investment Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2021 (A)	March 31, 2022 (B)
Net revenue	163.2	148.0	(9.3)
Non-interest expenses	72.1	76.5	6.0

Income (loss) before income taxes	91.0	71.5	(21.4)

Net revenue decreased by 9.3% from the previous year to 148.0 billion yen. Non-interest expenses increased by 6.0% to 76.5 billion yen. As a result, income before income taxes decreased by 21.4% to 71.5 billion yen. Assets under management were 67.9 trillion yen as of March 31, 2022.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2021 (A)	March 31, 2022 (B)
Net revenue	691.4	703.1	1.7
Non-interest expenses	627.1	628.6	0.2

Income (loss) before income taxes	64.3	74.5	15.8

Net revenue increased by 1.7% from the previous year to 703.1 billion yen. Non-interest expenses increased by 0.2% to 628.6 billion yen. As a result, income before income taxes increased by 15.8% to 74.5 billion yen. Nomura recognized profit and loss arising from transactions with a US client at its subsidiaries.

    Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2021 (A)	March 31, 2022 (B)
Net revenue	167.0	179.2	7.3
Non-interest expenses	195.5	163.5	(16.4)

Income (loss) before income taxes	(28.5)	15.8	—

Net revenue was 179.2 billion yen including income from the sale of a part of our shares held in Nomura Research Institute, Ltd. Income before income taxes was 15.8 billion yen, as a result of recognizing expenses related to legacy transactions.

(2)	Overview of Consolidated Financial Position

Total assets as of March 31, 2022, were 43,412.2 billion yen, an increase of 895.7 billion yen compared to March 31, 2021, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of March 31, 2022 were 40,439.4 billion yen, an increase of 679.3 billion yen compared to March 31, 2021, mainly due to the increase in Long-term borrowings. Total equity as of March 31, 2022 was 2,972.8 billion yen, an increase of 216.4 billion yen compared to March 31, 2021.

(3)	Overview of Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2022, decreased by 193.6 billion yen compared to March 31, 2021. Cash flows from operating activities for the year ended March 31, 2022 were outflows of 1,368.7 billion yen due mainly to the increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase. Cash flows from investing activities for the year ended March 31, 2022 were outflows of 45.3 billion yen due mainly to Increase in loans receivable at banks, net. Cash flows from financing activities for the year ended March 31, 2022 were inflows of 1,070.7 billion yen due primarily to Increase in long-term borrowings.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2021) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2021) for the year ended March 31, 2021.

2.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2021) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2021) for the year ended March 31, 2021.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2021	March 31, 2022	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,509,754	3,316,238	(193,516)
Time deposits	281,422	320,754	39,332
Deposits with stock exchanges and other segregated cash	373,559	426,519	52,960

Total cash and cash deposits	4,164,735	4,063,511	(101,224)

Loans and receivables:
Loans receivable	2,943,472	3,579,727	636,255
Receivables from customers	459,090	417,661	(41,429)
Receivables from other than customers	793,669	1,069,660	275,991
Allowance for credit losses	(53,784)	(66,346)	(12,562)

Total loans and receivables	4,142,447	5,000,702	858,255

Collateralized agreements:
Securities purchased under agreements to resell	10,775,078	11,879,312	1,104,234
Securities borrowed	5,264,360	4,997,129	(267,231)

Total collateralized agreements	16,039,438	16,876,441	837,003

Trading assets and private equity and debt investments:
Trading assets*	15,674,354	15,230,817	(443,537)
Private equity and debt investments*	63,825	65,193	1,368

Total trading assets and private equity and debt investments	15,738,179	15,296,010	(442,169)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥395,429 million as of March 31, 2021 and ¥426,081 million as of March 31, 2022)	464,449	419,047	(45,402)
Non-trading debt securities*	426,758	484,681	57,923
Investments in equity securities*	126,649	133,897	7,248
Investments in and advances to affiliated companies*	364,393	364,281	(112)
Other	1,049,432	773,586	(275,846)

Total other assets	2,431,681	2,175,492	(256,189)

Total assets	42,516,480	43,412,156	895,676

*	Including securities pledged as collateral

Millions of yen
March 31, 2021	March 31, 2022	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,368,098	1,050,141	(317,957)
Payables and deposits:
Payables to customers	1,454,755	1,522,961	68,206
Payables to other than customers	1,773,699	1,636,725	(136,974)
Deposits received at banks	1,342,464	1,760,679	418,215

Total payables and deposits	4,570,918	4,920,365	349,447

Collateralized financing:
Securities sold under agreements to repurchase	13,360,429	12,574,556	(785,873)
Securities loaned	1,380,629	1,567,351	186,722
Other secured borrowings	392,515	396,291	3,776

Total collateralized financing	15,133,573	14,538,198	(595,375)

Trading liabilities	9,473,261	9,652,118	178,857
Other liabilities	1,239,167	1,020,225	(218,942)
Long-term borrowings	7,975,012	9,258,306	1,283,294

Total liabilities	39,760,029	40,439,353	679,324

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000shares
Issued	-	3,233,562,601shares as of March 31, 2021 and
3,233,562,601shares as of March 31, 2022
Outstanding	-	3,063,155,434shares as of March 31, 2021 and
3,017,804,012shares as of March 31, 2022	594,493	594,493	—
Additional paid-in capital	696,122	697,507	1,385
Retained earnings	1,533,713	1,606,987	73,274
Accumulated other comprehensive income (loss)	(38,144)	127,973	166,117

Total NHI shareholders’ equity before treasury stock	2,786,184	3,026,960	240,776
Common stock held in treasury, at cost -
170,407,167shares as of March 31, 2021 and
215,758,589shares as of March 31, 2022	(91,246)	(112,355)	(21,109)

Total NHI shareholders’ equity	2,694,938	2,914,605	219,667

Noncontrolling interests	61,513	58,198	(3,315)

Total equity	2,756,451	2,972,803	216,352

Total liabilities and equity	42,516,480	43,412,156	895,676

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2021(A)	March 31, 2022(B)
Revenue:
Commissions	376,897	332,344	(11.8)
Fees from investment banking	108,681	149,603	37.7
Asset management and portfolio service fees	230,047	269,985	17.4
Net gain on trading	310,040	368,799	19.0
Gain on private equity and debt investments	12,734	30,768	141.6
Interest and dividends	356,466	284,222	(20.3)
Gain on investments in equity securities	14,053	5,446	(61.2)
Other	208,317	152,832	(26.6)

Total revenue	1,617,235	1,593,999	(1.4)
Interest expense	215,363	230,109	6.8

Net revenue	1,401,872	1,363,890	(2.7)

Non-interest expenses:
Compensation and benefits	507,906	529,506	4.3
Commissions and floor brokerage	111,550	105,204	(5.7)
Information processing and communications	178,835	184,319	3.1
Occupancy and related depreciation	72,367	69,742	(3.6)
Business development expenses	13,520	15,641	15.7
Other	287,023	232,855	(18.9)

Total non-interest expenses	1,171,201	1,137,267	(2.9)

Income before income taxes	230,671	226,623	(1.8)
Income tax expense	70,274	80,090	14.0

Net income	160,397	146,533	(8.6)

Less: Net income attributable to noncontrolling interests	7,281	3,537	(51.4)

Net income attributable to NHI shareholders	153,116	142,996	(6.6)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	50.11	46.68	(6.8)

Diluted-
Net income attributable to NHI shareholders per share	48.63	45.23	(7.0)

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2021(A)	March 31, 2022(B)
Net income	160,397	146,533	(8.6)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	46,821	122,468	161.6
Deferred income taxes	(1,287)	(946)	—

Total	45,534	121,522	166.9

Defined benefit pension plans:
Pension liability adjustments	20,720	(404)	—
Deferred income taxes	(1,626)	78	—

Total	19,094	(326)	—

Own credit adjustments:
Own credit adjustments	(91,666)	60,777	—
Deferred income taxes	15,943	(12,930)	—

Total	(75,723)	47,847	—

Total other comprehensive income (loss)	(11,095)	169,043	—

Comprehensive income	149,302	315,576	111.4
Less: Comprehensive income attributable to noncontrolling interests	8,225	6,463	(21.4)

Comprehensive income attributable to NHI shareholders	141,077	309,113	119.1

(4) Consolidated Statements of Changes in Equity

	Millions of yen
	For the year ended
	March 31, 2021	March 31, 2022
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	683,232	696,122
Stock-based compensation awards	11,775	1,421
Changes in an affiliated company’s interests in its subsidiary	1,115	—
Changes in an affiliated company’s interests	—	(36)

Balance at end of year	696,122	697,507

Retained earnings
Balance at beginning of year	1,645,451	1,533,713
Cumulative effect of change in accounting principle	(18,200)	—
Net income attributable to NHI shareholders	153,116	142,996
Cash dividends	(107,104)	(67,007)
Loss on sales of treasury stock	(346)	(2,715)
Cancellation of treasury stock	(139,204)	—

Balance at end of year	1,533,713	1,606,987

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(26,274)	18,316
Net change during the year	44,590	118,596

Balance at end of year	18,316	136,912

Defined benefit pension plans
Balance at beginning of year	(62,571)	(43,477)
Pension liability adjustments	19,094	(326)

Balance at end of year	(43,477)	(43,803)

Own credit adjustments
Balance at beginning of year	62,740	(12,983)
Own credit adjustments	(75,723)	47,847

Balance at end of year	(12,983)	34,864

Balance at end of year	(38,144)	127,973

Common stock held in treasury
Balance at beginning of year	(243,604)	(91,246)
Repurchases of common stock	(11)	(39,650)
Sales of common stock	0	0
Common stock issued to employees	13,165	18,541
Cancellation of common stock	139,204	—

Balance at end of year	(91,246)	(112,355)

Total NHI shareholders’ equity

Balance at end of year	2,694,938	2,914,605

Noncontrolling interests
Balance at beginning of year	77,797	61,513
Net change during the year	(16,284)	(3,315)

Balance at end of year	61,513	58,198

Total equity

Balance at end of year	2,756,451	2,972,803

(5) Consolidated Statements of Cash Flows

	Millions of yen
	For the year ended
	March 31, 2021	March 31, 2022
Cash flows from operating activities:
Net income	160,397	146,533
Adjustments to reconcile net income to Net cash provided by (used in) operating activities:
Depreciation and amortization	63,846	59,524
Gain on investments in equity securities	(14,053)	(5,446)
(Gain) loss on investments in subsidiaries and affiliates	45,086	(79,396)
Gain on disposal of office buildings, land, equipment and facilities	(64,730)	(3,490)
Changes in operating assets and liabilities:
Time deposits	43,560	(23,064)
Deposits with stock exchanges and other segregated cash	13,878	(18,408)
Trading assets and private equity and debt investments	1,468,357	1,254,261
Trading liabilities	777,741	(284,747)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,453,871)	(2,220,493)
Securities borrowed, net of securities loaned	(1,242,489)	595,116
Other secured borrowings	(326,450)	2,120
Loans and receivables, net of allowance for doubtful accounts	1,145,429	(412,429)
Payables	(33,994)	(247,980)
Bonus accrual	15,840	(1,865)
Other, net	67,223	(128,946)

Net cash provided by (used in) operating activities	665,770	(1,368,710)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(119,875)	(111,331)
Proceeds from sales of office buildings, land, equipment and facilities	49,642	94,985
Proceeds from sales of investments in equity securities	6,502	2,502
Increase in loans receivable at banks, net	(83,412)	(112,782)
Decrease (increase) in non-trading debt securities, net	38,409	(51,065)
Business acquisition	(11,152)	—
Decrease (increase) in investments in affiliated companies, net	(9,182)	103,437
Other, net	(9,958)	28,953

Net cash used in investing activities	(139,026)	(45,301)

Cash flows from financing activities:
Increase in long-term borrowings	2,067,725	3,895,059
Decrease in long-term borrowings	(2,068,695)	(2,670,106)
Decrease in short-term borrowings, net	(325,237)	(475,509)
Increase in deposits received at banks, net	126,177	448,099
Proceeds from sales of common stock held in treasury	215	11
Payments for repurchases of common stock in treasury	(11)	(39,650)
Payments for cash dividends	(76,358)	(70,714)
Transactions with noncontrolling interests, net	6,257	(16,475)
Net cash provided by (used in) financing activities	(269,927)	1,070,715

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	60,884	149,693

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	317,701	(193,603)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,192,310	3,510,011
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,510,011	3,316,408

(6) Note with respect to the Assumption as a Going Concern

Not applicable.

(7) Notes to the Consolidated Financial Statements

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2021 (A)	March 31, 2022 (B)
Net revenue

Business segment information:
Retail	368,809	327,985	(11.1)
Investment Management	163,150	147,993	(9.3)
Wholesale	691,356	703,055	1.7

Subtotal	1,223,315	1,179,033	(3.6)
Other	167,012	179,234	7.3

Net revenue	1,390,327	1,358,267	(2.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	11,545	5,623	(51.3)

Net revenue	1,401,872	1,363,890	(2.7)

Non-interest expenses

Business segment information:
Retail	276,480	268,745	(2.8)
Investment Management	72,142	76,478	6.0
Wholesale	627,051	628,563	0.2

Subtotal	975,673	973,786	(0.2)
Other	195,528	163,481	(16.4)

Non-interest expenses	1,171,201	1,137,267	(2.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,171,201	1,137,267	(2.9)

Income (loss) before income taxes

Business segment information:
Retail	92,329	59,240	(35.8)
Investment Management	91,008	71,515	(21.4)
Wholesale	64,305	74,492	15.8

Subtotal	247,642	205,247	(17.1)
Other*	(28,516)	15,753	—

Income (loss) before income taxes	219,126	221,000	0.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	11,545	5,623	(51.3)

Income (loss) before income taxes	230,671	226,623	(1.8)

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2021 (A)	March 31, 2022 (B)
Net gain (loss) related to economic hedging transactions	(11,450)	(9,937)	—
Realized gain (loss) on investments in equity securities held for operating purposes	1,731	1,355	(21.7)
Equity in earnings of affiliates	(16,410)	36,790	—
Corporate items	4,956	(91,073)	—
Other	(7,343)	78,618	—

Total	(28,516)	15,753	—

Note: Prior period amounts have been reclassified to conform to the current year presentation.

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2022	3,017,804,012

Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2022	3,063,524,091

(8) Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021(A)	March 31, 2022(B)
Revenue:
Commissions	85,512	92,253	96,687	102,445	82,886	91,636	82,573	75,249	(8.9)
Fees from investment banking	10,828	27,031	36,138	34,684	35,703	33,901	46,020	33,979	(26.2)
Asset management and portfolio service fees	53,656	57,417	58,639	60,335	64,044	67,193	69,891	68,857	(1.5)
Net gain (loss) on trading	139,089	131,463	136,402	(96,914)	51,994	91,142	106,806	118,857	11.3
Gain (loss) on private equity and debt investments	1,070	1,805	1,362	8,497	25,988	475	4,619	(314)	—
Interest and dividends	106,543	82,494	89,602	77,827	64,536	69,925	82,636	67,125	(18.8)
Gain (loss) on investments in equity securities	3,473	1,940	3,523	5,117	3,468	2,082	(2,586)	2,482	—
Other	113,878	24,939	33,519	35,981	76,553	22,855	13,793	39,631	187.3

Total revenue	514,049	419,342	455,872	227,972	405,172	379,209	403,752	405,866	0.5
Interest expense	53,302	50,344	53,780	57,937	51,897	60,343	52,787	65,082	23.3

Net revenue	460,747	368,998	402,092	170,035	353,275	318,866	350,965	340,784	(2.9)

Non-interest expenses:
Compensation and benefits	138,297	137,006	136,816	95,787	135,603	129,245	139,035	125,623	(9.6)
Commissions and floor brokerage	28,511	27,675	26,326	29,038	26,816	27,397	24,130	26,861	11.3
Information processing and communications	43,238	42,584	43,484	49,529	44,099	45,136	46,596	48,488	4.1
Occupancy and related depreciation	17,058	19,056	18,109	18,144	16,716	17,846	17,507	17,673	0.9
Business development expenses	2,832	3,632	3,388	3,668	3,294	3,902	4,400	4,045	(8.1)
Other	49,000	55,418	42,636	139,969	48,214	76,873	39,197	68,571	74.9

Total non-interest expenses	278,936	285,371	270,759	336,135	274,742	300,399	270,865	291,261	7.5

Income (loss) before income taxes	181,811	83,627	131,333	(166,100)	78,533	18,467	80,100	49,523	(38.2)
Income tax expense	37,513	14,704	30,910	(12,853)	28,540	12,984	18,482	20,084	8.7

Net income (loss)	144,298	68,923	100,423	(153,247)	49,993	5,483	61,618	29,439	(52.2)

Less: Net income (loss) attributable to noncontrolling interests	1,782	1,281	2,057	2,161	1,506	2,270	1,285	(1,524)	—

Net income (loss) attributable to NHI shareholders	142,516	67,642	98,366	(155,408)	48,487	3,213	60,333	30,963	(48.7)

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	46.77	22.13	32.16	(50.77)	16.12	1.04	19.66	10.26	(47.8)

Diluted-
Net income (loss) attributable to NHI shareholders per share	45.65	21.52	31.16	(50.78)	15.59	1.01	19.07	9.89	(48.1)

Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021(A)	March 31, 2022(B)
Net revenue

Business segment information:
Retail	81,078	92,795	98,155	96,781	84,986	85,191	87,351	70,457	(19.3)
Investment Management	39,674	30,068	39,380	54,028	63,482	34,329	40,108	10,074	(74.9)
Wholesale	248,669	220,305	223,139	(757)	132,777	172,669	202,709	194,900	(3.9)

Subtotal	369,421	343,168	360,674	150,052	281,245	292,189	330,168	275,431	(16.6)
Other	89,023	23,876	38,774	15,339	68,659	24,809	21,568	64,198	197.7

Net revenue	458,444	367,044	399,448	165,391	349,904	316,998	351,736	339,629	(3.4)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,303	1,954	2,644	4,644	3,371	1,868	(771)	1,155	—

Net revenue	460,747	368,998	402,092	170,035	353,275	318,866	350,965	340,784	(2.9)

Non-interest expenses

Business segment information:
Retail	66,009	69,970	69,840	70,661	65,964	68,207	69,316	65,258	(5.9)
Investment Management	17,503	18,018	17,836	18,785	18,569	19,300	19,757	18,852	(4.6)
Wholesale	160,800	154,828	146,268	165,155	161,134	147,700	161,875	157,854	(2.5)

Subtotal	244,312	242,816	233,944	254,601	245,667	235,207	250,948	241,964	(3.6)
Other	34,624	42,555	36,815	81,534	29,075	65,192	19,917	49,297	147.5

Non-interest expenses	278,936	285,371	270,759	336,135	274,742	300,399	270,865	291,261	7.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	278,936	285,371	270,759	336,135	274,742	300,399	270,865	291,261	7.5

Income (loss) before income taxes

Business segment information:
Retail	15,069	22,825	28,315	26,120	19,022	16,984	18,035	5,199	(71.2)
Investment Management	22,171	12,050	21,544	35,243	44,913	15,029	20,351	(8,778)	—
Wholesale	87,869	65,477	76,871	(165,912)	(28,357)	24,969	40,834	37,046	(9.3)

Subtotal	125,109	100,352	126,730	(104,549)	35,578	56,982	79,220	33,467	(57.8)
Other*	54,399	(18,679)	1,959	(66,195)	39,584	(40,383)	1,651	14,901	802.5

Income (loss) before income taxes	179,508	81,673	128,689	(170,744)	75,162	16,599	80,871	48,368	(40.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,303	1,954	2,644	4,644	3,371	1,868	(771)	1,155	—

Income (loss) before income taxes	181,811	83,627	131,333	(166,100)	78,533	18,467	80,100	49,523	(38.2)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021(A)	March 31, 2022(B)
Net gain (loss) related to economic hedging transactions	5,577	(4,965)	1,402	(13,464)	3,444	(3,825)	(1,128)	(8,428)	—
Realized gain (loss) on investments in equity securities held for operating purposes	685	124	744	178	173	23	19	1,140	—
Equity in earnings of affiliates	6,609	5,251	10,398	(38,668)	9,617	5,571	5,366	16,236	202.6
Corporate items	45,090	(16,005)	(15,050)	(9,079)	(9,272)	(45,566)	(1,807)	(34,428)	—
Other	(3,562)	(3,084)	4,465	(5,162)	35,622	3,414	(799)	40,381	—

Total	54,399	(18,679)	1,959	(66,195)	39,584	(40,383)	1,651	14,901	802.5

Note: Prior period amounts have been reclassified to conform to the current year presentation.

4.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2022_4q.pdf